SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                           Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                Report on Form 6-K for the month of October 2005

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F __X__        Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_|        No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_|        No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_|        No: |X|


Enclosures:

1. A notification dated 4 October 2005 advising that UBS AG have a 3.22% interest in the issued ordinary share capital of the Company.

2. A notification dated 5 October 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
     (1995), of a total of 463 Ordinary shares in the Company in which the directors have a technical interest.

3. A notification dated 12 October 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
     (1995), of a total of 5,500 Ordinary shares in the Company in which the directors have a technical interest.

4. A notification dated 13 October 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
     (1995), of a total of 12,695 Ordinary shares in the Company in which the directors have a technical interest.

5. A notification dated 13 October 2005 advising that UBS AG no longer have a notifiable interest in the issued ordinary share capital of the Company.

6. A notification dated 14 October 2005 advising that UBS AG have a 3.49% interest in the issued ordinary share capital of the Company.

7. A notification dated 24 October 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
     (1995), of a total of 1,882 Ordinary shares in the Company in which the directors have a technical interest.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 4 OCTOBER 2005
                  AT 17:18 HRS UNDER REF: PRNUK-0410051717-0D7B


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP PLC                                      UBS AG

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF PARTY NAMED IN 2 ABOVE      UBS AG LONDON BRANCH - 14,733,184 SHARES
                                                             UBS GLOBAL ASSET MANAGEMENT LIFE LTD - 1,392,536 SHARES
                                                             UBS FINANCIAL SERVICES INC - 40,502 SHARES

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES                                         30 SEPTEMBER 2005              4 OCTOBER 2005
     OF 25P EACH
-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      16,166,222                                             3.22%

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 4 OCTOBER 2005 THE BOC               CAROL HUNT
      GROUP PLC HAS BEEN ADVISED THAT UBS AG                 DEPUTY COMPANY SECRETARY
      HOLDS A 3.22% INTEREST IN THE ORDINARY                 01276 807759
      SHARE CAPITAL OF THE COMPANY.

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      CAROL HUNT

-------------------------------------------------------------------------------------------------------------------------

Date of notification   4 OCTOBER 2005
-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 5 OCTOBER 2005
                  AT 14.10 HRS UNDER REF: PRNUK0510051409-FFA8


5 October 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 4 October 2005 of 463 Ordinary shares of 25p each in the Company at an exercise price of 851p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 463 Ordinary shares, the Trustee now holds 5,269,233 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,269,233 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 12 OCTOBER 2005
                  AT 17.26 HRS UNDER REF: PRNUK-1210051725-1DBE

12 October 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 12 October 2005 of 5,500 Ordinary shares of 25p each in the Company at an exercise price of 919p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 5,500 Ordinary shares, the Trustee now holds 5,263,733 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,263,733 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 13 OCTOBER 2005
                     AT 15.11 HRS UNDER REF: PRNUK-13100515

13 October 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 12 October 2005 of 12,695 Ordinary shares of 25p each in the Company at an exercise price of 894p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 12,695 Ordinary shares, the Trustee now holds 5,251,038 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,251,038 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 13 OCTOBER 2005
                  AT 17:28 HRS UNDER REF: PRNUK-1310051728-FE00


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP PLC                                      UBS AG

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF PARTY NAMED IN 2 ABOVE      SEE ADDITIONAL INFORMATION

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
9.    Class of security                                  10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
      ORDINARY SHARES OF 25P EACH                            11 OCTOBER 2005                13 OCTOBER 2005

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------

      THE BOC GROUP plc HAD PREVIOUSLY BEEN ADVISED          SARAH LARKINS
      THAT PURSUANT TO S198 OF THE COMPANIES ACT, UBS        ASSISTANT COMPANY SECRETARY
      AG HAD AN INTEREST OF 3.22% IN THE ISSUED              01276 807383
      ORDINARY CAPITAL OF THE COMPANY.

      IN A LETTER DATED 12 OCTOBER 2005 THE BOC GROUP
      plc HAS BEEN NOTIFIED THAT UBS AG NO LONGER HAS A
      NOTIFIABLE INTEREST IN THE ISSUED ORDINARY SHARE
      CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS

-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Date of notification   13 OCTOBER 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                        ON 14 OCTOBER 2005 AT 14.30 HRS
                        UNDER REF: PRNUK-1410051429-81A3

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP PLC                                      UBS AG

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF PARTY NAMED IN 2 ABOVE      UBS AG LONDON BRANCH - 16,082,031 SHARES
                                                             UBS GLOBAL ASSET MANAGEMENT LIFE LTD - 1,396,126 SHARES
                                                             UBS CAPITAL MARKETS LP - 4,714 SHARES
                                                             UBS FINANCIAL SERVICES INC - 37,700 SHARES

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
      ORDINARY SHARES OF 25P EACH                            12 OCTOBER 2005                14 OCTOBER 2005

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification
-------------------------------------------------------------------------------------------------------------------------
      17,520,571                                             3.49%

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      iN A LETTER DATED 13 OCTOBER 2005 THE BOC              SARAH LARKINS
      GROUP PLC HAS BEEN ADVISED THAT UBS AG                 ASSISTANT COMPANY SECRETARY
      HOLDS A 3.49% INTEREST IN THE ORDINARY                 01276 807383
      SHARE CAPITAL OF THE COMPANY.

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS

-------------------------------------------------------------------------------------------------------------------------

Date of notification   14 OCTOBER 2005
-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 24 OCTOBER 2005
                  AT 13.30 HRS UNDER REF: PRNUK-2410051329-6B7A

24 October 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 21 October 2005 of 1,882 Ordinary shares of 25p each in the Company at a sale price of 1044p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 1,882 Ordinary shares, the Trustee now holds 5,249,156 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,249,156 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  November 1, 2005



                                            By:   /s/  Carol Hunt
                                                 ---------------------------
                                                 Name: Carol Hunt
                                                 Title:Deputy Company Secretary